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                                                                    EXHIBIT 23.4



                  [INTERNATIONAL DATA CORPORATION LETTERHEAD]


                                 March 30, 2000



James Randall
Credit Suisse First Boston
2400 Hanover Street
Palo Alto, CA  94304

Dear Mr. Randall:

Per our discussion, you have permission to use the following statistics as stated below.

"IDC estimates that there were 69 million Web users in the U.S. at the end of 1998 and anticipates that this number will increase to approximately 197 million by the end of 2003."

Source: IDC, Internet Commerce Market Model, v6, 2000

"IDC also estimates that the total value of products and services sold over the Web to U.S. customers will increase from approximately $13.5 billion in 1998 to approximately $119 billion by 2003."

Source: IDC, Internet Commerce Market Model, v6, 2000


Sincerely,




/s/ Alexa McCloughan
----------------------------------
Alexa McCloughan
Senior Vice President